                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                             Petroglyph Energy, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    71649C101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                William C. Glynn
                             III Exploration Company
                               555 South Cole Road
                               Boise, Idaho 83709
                                 (208) 377-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                 Roger D. Blanc
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                               New York, NY 10019
                                 (212) 728-8000

                                 August 18, 1999
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: |_|

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No.  71649C101                                          Page 2 of 13 Pages
--------------------                                          ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            III Exploration Company                             I.D. #82-0456309
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
     NUMBER OF           8      SHARED VOTING POWER
       SHARES
    BENEFICIALLY                2,903,392
      OWNED BY
        EACH
      REPORTING
     PERSON WITH      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,903,392
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,903,392
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            51.77%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No.  71649C101                                          Page 3 of 13 Pages
--------------------                                          ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Intermountain Industries, Inc.                      I.D. #82-0393036
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Idaho
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
     NUMBER OF           8      SHARED VOTING POWER
      SHARES
   BENEFICIALLY                 2,903,392
     OWNED BY
      EACH
    REPORTING
   PERSON WITH        --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,903,392
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,903,392
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            51.77%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            HC
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No.  71649C101                                          Page 4 of 13 Pages
--------------------                                          ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Century Partners - Idaho Limited Partnership        I.D. #13-3240674
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Idaho
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
     NUMBER OF           8      SHARED VOTING POWER
       SHARES
    BENEFICIALLY                2,903,392
      OWNED BY
        EACH
      REPORTING
     PERSON WITH      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,903,392
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,903,392
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            51.77%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP No.  71649C101                                          Page 5 of 13 Pages
--------------------                                          ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Richard Hokin
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
   NUMBER OF             8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  2,903,392
    OWNED BY
      EACH
    REPORTING
   PERSON WITH        --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,903,392
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,903,392
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            51.77%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Schedule 13D is being filed on behalf of III Exploration Company, an Idaho corporation ("Exploration"), Intermountain Industries, Inc., an Idaho corporation ("Intermountain"), Century Partners-Idaho Limited Partnership, an Idaho limited partnership ("Century") and Richard Hokin, an individual ("Hokin"), relating to the common stock, par value $.01 per share, of Petroglyph Energy, Inc. (the "Company"), a Delaware corporation. Unless the context otherwise requires, references herein to the "Common Stock" are to such Common Stock.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934 (the "Exchange Act"). The address of the principal executive offices of the Company is 1302 North Grand, Hutchinson, Kansas 67501.

Item 2. Identity and Background.

     (a) This statement is filed by Exploration, Intermountain, Century and Hokin (collectively, the "Reporting Entities"). Intermountain is the owner of all the outstanding common stock of Exploration. Century owns 73.12% of the outstanding common stock of Intermountain. Hokin is the sole general partner of Century.

     (b) The address of the principal business and principal office of Exploration and Intermountain is 555 South Cole Road, Boise, Idaho 83709. The address of the principal business and principal office of Century is c/o Century America Corporation, 800 Post Road, Darien, Connecticut 06820. The business address


                                     6 of 13
of Hokin is c/o Century America Corporation, 800 Post Road, Darien, Connecticut 06820.

     (c) The principal business of Exploration is the exploration for and development of natural gas and oil deposits. Intermountain is a holding company and neither owns nor operates any physical properties. Century was organized primarily to hold the outstanding securities of Intermountain and any successor corporation. It has no operations other than investing in the securities of Intermountain. Hokin is the sole general partner of Century and currently serves as the Chairman of Exploration, Intermountain and several affiliated entities.

     (d) None of the Reporting Entities has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Hokin is a United States citizen.


                                     7 of 13

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to purchase agreements (the "Purchase Agreements") with shareholders of the Company, on August 18, 1999, Exploration purchased an aggregate of 2,753,392 shares of Common Stock for an aggregate purchase price of $8,260,176. The purchase price was furnished by a capital contribution from Intermountain, which capital contribution was furnished from Intermountain's working capital.

Item 4. Purpose of Transaction.

     The purchase by Exploration of the Common Stock of the Company as described herein was effected because of the Reporting Entities' belief that the Common Stock is an attractive investment based on the Company's business prospects and strategy. The Reporting Entities may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.


                                     8 of 13

     In connection with the sale of Common Stock to Exploration, three members of the Board of Directors of the Company tendered their resignations. Three nominees of Intermountain have been appointed to fill the vacancies in the Company's Board of Directors. The three newly appointed directors also serve on the boards of directors of Exploration and Intermountain.

     On August 20, 1999, Exploration purchased $5 million of 8% Senior Subordinated Notes due 2004 (the "Notes") from the Company. In connection with the purchase of the Notes, Exploration received a stock purchase warrant (the "Warrant") to acquire 150,000 shares of Common Stock and the right to acquire additional stock purchase warrants from the Company over the life of the Notes.

     Except as set forth above, none of the Reporting Entities has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may


                                     9 of 13
impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of August 20, 1999, Exploration beneficially owned 2,903,392 shares of Common Stock including, pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act, the 150,000 shares of Common Stock issuable upon exercise of the Warrant. As of August 20, 1999, by reason of Intermountain's, Century's and Hokin's respective relationships with Exploration, under Rule 13d-3 under the Exchange Act, Intermountain, Century and Hokin may each be deemed to beneficially own 2,903,392 shares of Common Stock. As of August 20, 1999, 2,903,392 shares of Common Stock represented approximately 51.77% of the outstanding shares of Common Stock, based on the 5,458,333 shares of Common Stock outstanding as of August 16, 1999 as reported in the Company's Form 10-Q for the quarterly period ended June 30, 1999.

     (b) Exploration and, by reason of their relationship with Exploration, each of Intermountain, Century and Hokin share the power to vote or direct the vote, to dispose or direct the disposition of 2,903,392 shares of Common Stock.

     (c) None.


                                    10 of 13

     (d) Except as set forth in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or
        Relationships With Respect to Securities of the Issuer.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement with respect to the joint filing of this statement, and any amendment or amendments hereto.

     Exploration may acquire up to an additional 150,000 shares of Common Stock upon its exercise of the Warrant, which Warrant is exercisable within sixty days of the filing of this Schedule 13D.

     Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of August 30, 1999, by and between the Reporting Entities.

     2. Purchase Agreement, dated as of July 29, 1999, by and among Intermountain and shareholders of the Company.

     3. Purchase Agreement, dated as of August 13, 1999, between Intermountain and a shareholder of the Company.

     4. Representations and Warranties of Selling Shareholders, dated as of August 18, 1999.


                                    11 of 13

     5. Warrant Agreement between Exploration and the Company, dated August 20, 1999.


                                    12 of 13

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Dated:  August 30, 1999                 III EXPLORATION COMPANY


                                        By: /s/ Jeffrey K. Lebens
                                            ------------------------------
                                            Jeffrey K. Lebens,
                                            Treasurer and Assistant
                                            Secretary



Dated:  August 30, 1999                 INTERMOUNTAIN INDUSTRIES, INC.


                                        By: /s/ William C. Glynn
                                            ------------------------------
                                            William C. Glynn,
                                            President



Dated:  August 30, 1999                 CENTURY PARTNERS-IDAHO LIMITED
                                        PARTNERSHIP


                                        By: /s/ Richard Hokin
                                            ------------------------------
                                            Richard Hokin
                                            General Partner



Dated:  August 30, 1999                     /s/ Richard Hokin
                                            ------------------------------
                                            Richard Hokin


                                    13 of 13

                                  Exhibit Index
                                  -------------

     1. Joint Filing Agreement, dated as of August 30, 1999, by and between the Reporting Entities.

     2. Purchase Agreement, dated as of July 29, 1999, by and among Intermountain and shareholders of the Company.

     3. Purchase Agreement, dated as of August 13, 1999, between Intermountain and a shareholder of the Company.

     4. Representations and Warranties of Selling Shareholders, dated as of August 18, 1999.

     5. Warrant Agreement between Exploration and the Company, dated August 20, 1999.